

Mail Stop 3561

September 28, 2017

Michael Ringstad
Chief Financial Officer
ZAP
2 West 3rd Street
Santa Rosa, California 95401

  Re: ZAP
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed June 8, 2017
    File No. 001-32534

Dear Mr. Ringstad:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. On page 6, you disclose that you supply EV minivans to Dong Feng Motors. We are aware of publicly available information indicating that Dong Feng Motors vehicles are exported to Sudan, a country which is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through subsidiaries, joint ventures, distributors, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

2.   Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Business, page 5

Sales and Marketing, page 10

3.   In future filings, please expand to discuss the current methods for the distribution of your vehicles. Please refer to Item 101(h)(4)(ii) of Regulation S-K. In your response, please provide us with an example of this enhanced disclosure.

Corporate Governance, page 88

4.   We were not able to access your website generally, or your corporate governance document through your website, as discussed here. Please advise and refer generally to Item 406 of Regulation S-K.

Exhibits

5.   Please file all material credit agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. We note, for example, the China Everbright Bank credit line, the CITIC Bank Sanmen Branch credit line, and the credit line from ICBC.

Exhibit 32

6.   We note you refer to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Susie Block at 202-551-3210 or me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure